UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A
AMENDMENT NO. 1

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 5, 2005 (July 20, 2005)

Behringer Harvard REIT I, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Maryland	**000-51293**	**68-0509956**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

15601 Dallas Parkway, Suite 600, Addison, Texas 75001

(Address of principal executive offices)

(Zip Code)

(866) 655-1605

(Registrant's telephone number, including area code)

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Pursuant to the requirements of the Securities and Exchange Act of 1934, Behringer Harvard REIT I, Inc. (which may be referred to as the "Registrant," "we," "our," and "us") hereby amends our Current Report on Form 8-K filed on July 26, 2005 to provide the required financial statements relating to our acquisition of a portfolio of five office buildings located in Texas, Oregon and California (collectively referred to as the "Western Office Portfolio"), as described in such Current Report.

After reasonable inquiry, we are not aware of any material factors relating to the Western Office Portfolio that would cause the reported financial information relating to it not to be necessarily indicative of future operating results.

Item 9.01   **Financial Statements and Exhibits**

Independent Auditors Report

To the Board of Directors and Stockholders of
Behringer Harvard REIT I, Inc.:

We have audited the accompanying statement of revenues and certain operating expenses (the "Historical Summary") of the Western Office Portfolio, which consists of five office buildings located in Texas, Oregon and California (collectively, the "Properties"), for the year ended December 31, 2004. This Historical Summary is the responsibility of the Properties' management. Our responsibility is to express an opinion on the Historical Summary based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Historical Summary is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Properties' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the Historical Summary, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Historical Summary. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Historical Summary was prepared for purposes of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the Form 8-K/A of Behringer Harvard REIT I, Inc.) as described in Note 1 to the Historical Summary and is not intended to be a complete presentation of the Properties' revenues and expenses.

In our opinion, the Historical Summary presents fairly, in all material respects, the revenue and certain operating expenses described in Note 1 to the Historical Summary of the Properties for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

October 5, 2005
Dallas, Texas

The Western Office Portfolio
Statements of Revenues and Certain Operating Expenses
For the Six Months Ended June 30, 2005 (Unaudited) and
For the Year Ended December 31, 2004

	Six Months Ended June 30, 2005 (unaudited)	Year Ended December 31, 2004
Revenues:		
Rental revenue	$ 3,898,109	$ 7,726,063
Tenant reimbursement income	751,055	1,124,807
Total revenues	4,649,164	8,850,870
Expenses:		
Property operating expenses	162,532	259,010
Property management fees	74,001	147,162
General and administrative expenses	61,869	171,978
Real estate taxes	696,296	1,006,421
Total expenses	994,698	1,584,571
Revenues in excess of certain operating expenses	$ 3,654,466	$ 7,266,299

See accompanying notes to statements of revenues and certain operating expenses.

The Western Office Portfolio
Notes to the Statements of Revenues and Certain Operating Expenses
For the Six Months Ended June 30, 2005 (Unaudited) and
For the Year Ended December 31, 2004

1. Basis of Presentation

On July 20, 2005, Behringer Harvard REIT I, Inc. (the "Company") acquired the Western Office Portfolio which consists of five office buildings located in Texas, Oregon and California (collectively the "Properties") through Behringer Harvard Western Portfolio LP, a wholly-owned subsidiary of Behringer Harvard Operating Partnership I LP, the Company's operating partnership. The Properties consists of the following office buildings:

- a three-story office building, built in 1998, located on approximately ten acres of land in Richardson, Texas (a suburb of Dallas) containing approximately 230,061 (unaudited) rentable square feet (the "Richardson Building");

- a three-story office building, built in 2001, located on approximately six acres of land in Tigard, Oregon (a suburb of Portland) containing approximately 88,335 (unaudited) rentable square feet (the "Southwest Center");

- a three-story office building, built in 1999, located on approximately nine acres of land in Diamond Bar, California (a suburb of Los Angeles) containing approximately 71,739 (unaudited) rentable square feet (the "Gateway 23 Building");

- a two-story office building, built in 1999, located on approximately six acres of land in Diamond Bar, California (a suburb of Los Angeles) containing approximately 55,095 (unaudited) rentable square feet (the "Gateway 22 Building"); and

- a two-story office building, built in 1999, located on approximately two acres of land in Diamond Bar, California (a suburb of Los Angeles) containing approximately 40,759 (unaudited) rentable square feet (the "Gateway 12 Building").

The statements of revenues and certain operating expenses (the "Historical Summaries") have been prepared for the purpose of complying with the provisions of Article 3-14 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC"), which requires certain information with respect to real estate operations to be included with certain filings with the SEC. These Historical Summaries include the historical revenues and certain operating expenses of the Properties, exclusive of items which may not be comparable to the proposed future operations of the Properties.

The statements of revenues and certain operating expenses and notes thereto for the six months ended June 30, 2005 included in this report are unaudited. In the opinion of the Company's management, all adjustments necessary for a fair presentation of such statement of revenues and certain operating expenses have been included. Such adjustments consisted of normal recurring items. Interim results are not necessarily indicative of results for a full year.

2. Principles of Reporting and Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Properties management to make estimates and assumptions that affect the reported amounts of revenues and certain operating expenses during the reporting period. Actual results could differ from those estimates.

3.   **Significant Accounting Policies**

   Revenue Recognition
   The Properties operations consist of rental income earned under lease agreements which generally provide for minimum rent payments. All leases have been accounted for as operating leases. Rental income is recognized by amortizing the aggregate lease payments on the straight-line basis over the entire terms of the leases, which amounted to a decrease in rental income of approximately $88,319 (unaudited) for the six months ended June 30, 2005, and an increase in rental income of approximately $241,602 for the year ended December 31, 2004.

   All of the Properties net rentable space is committed under operating leases as of June 30, 2005 and December 31, 2004.

4.   **Leases**

   The aggregate annual minimum future rental income on non-canceable operating leases in effect as of December 31, 2004 is as follows:

2005	$	8,059,571
2006		7,930,944
2007		7,350,552
2008		7,391,937
2009		6,687,780
Thereafter		4,227,111
Total	$	41,647,895

   The minimum future rental income represents the base rent required to be paid under the terms of the leases exclusive of charges for contingent rents, electrical services, real estate taxes, and operating cost escalations.

5.   **Concentration Risk**

   The following represents rental income from tenants who individually represented more than 10% of the Properties rental income for the year ended December 31, 2004:

		Rental Income
Allstate Insurance Company	$	3,260,301
Alliance Data Systems, Inc.		2,956,525

   The rental income is exclusive of tenant reimbursement income.

Behringer Harvard REIT I, Inc.
Unaudited Pro Forma Consolidated Financial Information

On July 20, 2005, we acquired the Western Office Portfolio which consists of five office buildings located in Texas, Oregon and California (collectively the "Western Office Portfolio" or the "Properties") through Behringer Harvard Western Portfolio LP, a wholly-owned subsidiary of Behringer Harvard Operating Partnership I LP, our operating partnership. The Properties consists of the following office buildings:

- a three-story office building, built in 1998, located on approximately ten acres of land in Richardson, Texas (a suburb of Dallas) containing approximately 230,061 rentable square feet (the "Richardson Building");

- a three-story office building, built in 2001, located on approximately six acres of land in Tigard, Oregon (a suburb of Portland) containing approximately 88,335 rentable square feet (the "Southwest Center");

- a three-story office building, built in 1999, located on approximately nine acres of land in Diamond Bar, California (a suburb of Los Angeles) containing approximately 71,739 rentable square feet (the "Gateway 23 Building");

- a two-story office building, built in 1999, located on approximately six acres of land in Diamond Bar, California (a suburb of Los Angeles) containing approximately 55,095 rentable square feet (the "Gateway 22 Building"); and

- a two-story office building, built in 1999, located on approximately two acres of land in Diamond Bar, California (a suburb of Los Angeles) containing approximately 40,759 rentable square feet (the "Gateway 12 Building").

The contract purchase price of the Properties was $96,500,000, exclusive of closing costs. We used borrowings of $70,750,000 under a loan agreement (the "Western Office Portfolio Loan Agreement") with JPMorgan Chase Bank, N.A. (the "Western Office Portfolio Lender") to pay a portion of such contract purchase price and paid the remaining amount from proceeds of our offering of common stock to the public.

In our opinion, all material adjustments necessary to reflect the effects of the above transaction have been made.

Behringer Harvard REIT I, Inc.
Unaudited Pro Forma Consolidated Balance Sheet
as of June 30, 2005

The following unaudited Pro Forma Consolidated Balance Sheet is presented as if we had acquired the Properties as of June 30, 2005. This Pro Forma Consolidated Balance Sheet should be read in conjunction with our Pro Forma Consolidated Statements of Operations and the historical financial statements and notes thereto as filed in our quarterly report on Form 10-Q for the six months ended June 30, 2005. The Pro Forma Consolidated Balance Sheet is unaudited and is not necessarily indicative of what the actual financial position would have been had we completed the above transaction on June 30, 2005, nor does it purport to represent our future financial position.

	June 30, 2005 as Reported (a)		Pro Forma Adjustments			Pro Forma June 30, 2005
Assets						
Real estate						
Land	$ 34,466,361	$	17,325,000	**(b)**	$	51,791,361
Buildings, net	141,010,090		69,406,897	**(b)**		210,416,987
Acquired in-place lease intangibles, net	28,841,784		15,675,349	**(b)**		44,517,133
Total real estate	204,318,235		102,407,246			306,725,481
Cash and cash equivalents	51,490,944		(32,573,596)	**(b)**		18,917,348
Restricted cash	18,775,892		993,648	**(b)**		19,769,540
Accounts receivable	935,279		-			935,279
Prepaid expenses and other assets	264,076		170,119	**(b)**		434,195
Loan deposits	3,989,329		-			3,989,329
Escrow deposits	9,694,500		-			9,694,500
Investments in tenant-in-common interests	144,980,961		-			144,980,961
Deferred financing fees, net of accumulated amortization of $249,743	2,507,619		818,055	**(c)**		3,325,674
Total assets	$ 436,956,835	$	71,815,472		$	508,772,307
Liabilities and stockholders' equity						
Liabilities						
Mortgages payable	$ 159,795,212	$	70,750,000	**(b)**	$	230,545,212
Accounts payable	243		-			243
Payables to affiliates	92,687		-			92,687
Acquired below market leases, net	2,882,017		765,565	**(b)**		3,647,582
Dividends payable	1,649,808		-			1,649,808
Accrued liabilities	2,680,130		299,907	**(b)**		2,980,037
Subscriptions for common stock	9,853,273		-			9,853,273
Total liabilities	176,953,370		71,815,472			248,768,842
Commitments and contingencies						
Stockholders' equity						
Preferred stock, $.0001 par value per share; 50,000,000 shares authorized, none outstanding	-		-			-
Common stock, $.0001 par value per share; 350,000,000 shares authorized, 31,097,767 shares issued and outstanding	3,110		-			3,110
Additional paid-in capital	275,400,033		-			275,400,033
Cumulative distributions and net loss	(15,399,678)		-			(15,399,678)
Total stockholders' equity	260,003,465		-			260,003,465
Total liabilities and stockholders' equity	$ 436,956,835	$	71,815,472		$	508,772,307

Behringer Harvard REIT I, Inc.
Unaudited Pro Forma Consolidated Statement of Operations
For the six months ended June 30, 2005

The following unaudited Pro Forma Consolidated Statement of Operations is presented as if we had acquired the Properties on January 1, 2004. This Pro Forma Consolidated Statement of Operations should be read in conjunction with the historical financial statements and notes thereto as filed in our quarterly report on Form 10-Q for the six months ended June 30, 2005. The Pro Forma Consolidated Statement of Operations is unaudited and is not necessarily indicative of what the actual results of operations would have been had we completed the above transaction on January 1, 2004, nor does it purport to represent our future operations.

	Six months ended June 30, 2005 as Reported (a)	Prior Acquisitions Pro Forma Adjustments (b)	Statement of Revenues and Certain Expenses (c)	Pro Forma Adjustments		Pro Forma Six months ended June 30, 2005
Revenue						
Rental revenue	$ 5,740,024	$ 7,200,522	$ 4,649,164	$ (91,204)	**(d)** $	17,498,506
Total revenue	5,740,024	7,200,522	4,649,164	(91,204)		17,498,506
Expenses						
Property operating expense	1,048,922	1,536,921	162,532	-		2,748,375
Interest	3,843,288	2,323,491	-	1,836,715	**(e)**	8,003,494
Rate lock extension expense	450,000	-	-	-		450,000
Real estate taxes	736,771	1,053,015	696,296	-		2,486,082
Property management fees	432,609	207,823	74,001	(74,001)	**(f)**	779,907
				139,475	**(g)**	
Asset management fees	392,993	328,560	-	309,971	**(h)**	1,031,524
General and administrative	681,158	222,278	61,869	-		965,305
Depreciation and amortization	3,166,945	2,834,580	-	2,553,687	**(i)**	8,555,212
Total expenses	10,752,686	8,506,668	994,698	4,765,847		25,019,899
Interest income	593,507	(164,574)	-	-		428,933
Equity in earnings of investments in tenant-in-common interests	1,724,806	(35,049)	-	-		1,689,757
Net income (loss)	$ (2,694,349)	$ (1,505,769)	$ 3,654,466	$ (4,857,051)		$ (5,402,703)
Basic and diluted weighted average shares outstanding	20,052,434			2,032,227	**(j)**	22,084,661
Basic and diluted loss per share	$ (0.13)					$ (0.24)

Behringer Harvard REIT I, Inc.
Unaudited Pro Forma Consolidated Statement of Operations
For the year ended December 31, 2004

The following unaudited Pro Forma Consolidated Statement of Operations is presented as if we had acquired the Properties on January 1, 2004. This Pro Forma Consolidated Statement of Operations should be read in conjunction with the historical financial statements and notes thereto as filed in our annual report on Form 10-K for the year ended December 31, 2004. The Pro Forma Consolidated Statement of Operations is unaudited and is not necessarily indicative of what the actual results of operations would have been had we completed the above transaction on January 1, 2004, nor does it purport to represent our future operations.

	Year ended December 31, 2004 as Reported (a)	Prior Acquisitions Pro Forma Adjustments (b)	Statement of Revenues and Certain Expenses (c)	Pro Forma Adjustments		Pro Forma Year ended December 31, 2004
Revenue						
Rental revenue	$ 129,981	$ 24,976,704	$ 8,850,870	$ (182,409)	(d)	$ 33,775,146
Total revenue	129,981	24,976,704	8,850,870	(182,409)		33,775,146
Expenses						
Property operating expense	1,959	4,502,248	259,010	-		4,763,217
Interest	1,689,994	10,553,543	-	3,673,429	(e)	15,916,966
Rate lock extension expense	525,000	-	-	-		525,000
Real estate taxes	19,967	3,461,811	1,006,421	-		4,488,199
Property management fees	205,515	1,130,661	147,162	(147,162)	(f)	1,601,702
				265,526	(g)	
Asset management fees	89,596	1,455,395	-	619,942	(h)	2,164,933
Organization expense	217,897	-	-	-		217,897
General and administrative	711,603	1,160,851	171,978	-		2,044,432
Depreciation and amortization	-	11,179,112	-	5,107,373	(i)	16,286,485
Total expenses	3,461,531	33,443,621	1,584,571	9,519,108		48,008,831
Interest income	389,737	(389,737)	-	-		-
Equity in earnings of investments in tenant-in-common interests	1,402,847	1,482,994	-	-		2,885,841
Net income (loss)	$ (1,538,966)	$ (7,373,660)	$ 7,266,299	$ (9,701,517)		$ (11,347,844)
Basic and diluted weighted average shares outstanding	5,358,697			14,361,124	(j)	19,719,821
Basic and diluted loss per share	$ (0.29)					$ (0.58)

Behringer Harvard REIT I, Inc.
Unaudited Notes to Pro Forma Consolidated Financial Statements

Unaudited Pro Forma Consolidated Balance Sheet

a.   Reflects our historical balance sheet as of June 30, 2005.

b.   Reflects the acquisition of the Properties for $103,323,596, inclusive of closing costs. The acquisition was funded with $32,573,596 of cash on hand and $70,750,000 of debt. We allocated the purchase price to the assets and liabilities of each property below and estimated the remaining useful lives of the tangible and intangible assets as follows:

Description	Allocation	Estimated Useful Life
Richardson Building		
Land	3,375,000	-
Building	29,302,793	25 years
Above market lease	854,266	5.25 years
Tenant improvements, leasing commissions		
& legal fees	1,265,734	5.25 years
In-place leases	1,929,452	5.25 years
Tenant relationships	2,594,171	10.25 years
Prepaid expenses and other assets	63,641	-
Restricted cash	359,687	-
Financing fees	305,592	-
Other accruals	(96,796)	-
	$ 39,953,540	
Southwest Center		
Land	2,350,000	-
Building	16,073,015	25 years
Above/below market leases, net	758,058	4.67 years
Tenant improvements, leasing commissions		
& legal fees	1,736,976	4.67 years
In-place leases	438,989	4.67 years
Tenant relationships	569,878	9.67 years
Prepaid expenses and other assets	37,462	-
Restricted cash	222,352	-
Financing fees	180,223	-
Other accruals	(95,062)	-
	$ 22,271,891	

Description	Allocation	Estimated Useful Life
Gateway 23		
Land	5,800,000	-
Building	10,359,000	25 years
Below market lease	(177,607)	4.42 years
Tenant improvements, leasing commissions		
& legal fees	862,249	4.42 years
In-place leases	522,298	4.42 years
Tenant relationships	787,641	9.42 years
Prepaid expenses and other assets	31,027	-
Restricted cash	185,040	-
Financing fees	149,239	-
Other accruals	(49,656)	-
	$ 18,469,231	
Gateway 22		
Land	4,200,000	-
Building	7,353,060	25 years
Below market lease	(177,390)	4.42 years
Tenant improvements, leasing commissions		
& legal fees	661,903	4.42 years
In-place leases	619,551	4.42 years
Tenant relationships	755,772	9.42 years
Prepaid expenses and other assets	22,917	-
Restricted cash	136,677	-
Financing fees	110,447	-
Other accruals	(34,857)	-
	$ 13,648,080	
Gateway 12		
Land	1,600,000	-
Building	6,319,029	25 years
Below market lease	(395,026)	6.33 years
Tenant improvements, leasing commissions		
& legal fees	580,889	6.33 years
In-place leases	304,636	6.33 years
Tenant relationships	417,344	11.33 years
Prepaid expenses and other assets	15,072	-
Restricted cash	89,892	-
Financing fees	72,554	-
Other accruals	(23,536)	-
	$ 8,980,854	

We allocated the purchase price to the above tangible and identified intangible assets based on their relative fair values in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets" as follows:

The fair value of the tangible assets acquired, consisting of land and buildings, is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land and buildings. Land values are derived from appraisals, and building values are calculated as replacement cost less depreciation or management's estimates of the relative fair value of these assets using discounted cash flow analyses or similar methods. The value of the building is depreciated over the estimated useful life of 25 years using the straight-line method.

We determine the value of above-market and below-market in-place leases for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of current market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable terms of the respective leases. We record the fair value of above-market and below-market leases as intangible assets or intangible liabilities, respectively, and amortize them as an adjustment to rental income over the remaining non-cancelable terms of the respective leases.

The total value of identified real estate intangible assets acquired is further allocated to in-place lease values, in-place tenant improvements, in-place leasing commissions and tenant relationships based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with that respective tenant. The aggregate value for tenant improvements and leasing commissions is based on estimates of these costs incurred at inception of the acquired leases, amortized through the date of acquisition. The aggregate value of in-place leases acquired and tenant relationships is determined by applying a fair value model. The estimates of fair value of in-place leases include an estimate of carrying costs during the expected lease-up periods for the respective spaces considering current market conditions. In estimating the carrying costs that would have otherwise been incurred had the leases not been in place, we include such items as real estate taxes, insurance and other operating expenses as well as lost rental revenue during the expected lease-up period based on current market conditions. The estimates of the fair value of tenant relationships also include costs to execute similar leases including leasing commissions, legal and tenant improvements as well as an estimate of the likelihood of renewal as determined by management on a tenant-by-tenant basis.

We amortize the value of in-place leases and in-place tenant improvements to expense over the initial term of the respective leases. The value of tenant relationship intangibles is amortized to expense over the initial term and any anticipated renewal periods, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and tenant relationship intangibles would be charged to expense.

c.   Reflects financing costs incurred in connection with obtaining the debt.

Unaudited Pro Forma Consolidated Statement of Operations for the six months ended June 30, 2005

a.   Reflects our historical operations for the six months ended June 30, 2005.

b.　　Reflects the Pro Forma adjustments for the acquisitions of Alamo Plaza, the Utah Avenue Building, Lawson Commons and Downtown Plaza, which were acquired on February 24, 2005, April 21, 2005, June 10, 2005 and June 14, 2005, respectively.

c.　　Reflects the historical revenues and certain expenses of the Properties.

d.　　Reflects the amortization of the above and below market lease values over the remaining non-cancelable term of the leases.

e.　　Represents interest expense associated with the $70,750,000 of long-term debt obtained in connection with the purchase of the Properties and the amortization of the deferred financing costs. The long-term debt bears interest at a fixed rate of 5.0765% per annum, requires monthly payments of interest only through August 2010, with monthly payments of $383,116 required beginning September 2010 and continuing to August 1, 2015, the maturity date. The deferred financing costs in the amount of $818,055 are amortized over the term of the related debt using a method which approximates the effective interest rate method.

f.　　Reflects the reversal of historical property and asset management fees for the Properties.

g.　　Reflects the property management fees associated with the current management of the Properties. The Properties are managed by HPT Management Services LP, our affiliate, for a fee of 3% of annual gross revenues, as defined in the property management agreement.

h.　　Reflects the asset management fees associated with the Properties. The assets are managed by HPT Management Services LP, our affiliate, for an annual asset management fee of 0.6% of the asset value.

i.   Reflects the depreciation and amortization of the Properties using the straight-line method over the estimated useful lives as follows:

Description		Allocation	Estimated Useful Life
Richardson Building			
Building	$	29,302,793	25 years
Real estate intangibles[1]		4,049,452	5.25 years
Tenant relationships		2,594,171	10.25 years
Southwest Center			
Building	$	16,073,015	25 years
Real estate intangibles[1]		2,934,023	4.67 years
Tenant relationships		569,878	9.67 years
Gateway 23 Building			
Building	$	10,359,000	25 years
Real estate intangibles[1]		1,206,940	4.42 years
Tenant relationships		787,641	9.42 years
Gateway 22 Building			
Building	$	7,353,060	25 years
Real estate intangibles[1]		1,104,064	4.42 years
Tenant relationships		755,772	9.42 years
Gateway 12 Building			
Building	$	6,319,029	25 years
Real estate intangibles[1]		490,499	6.33 years
Tenant relationships		417,344	11.33 years

_____

[1] Included in real estate intangibles is $1,627,866 of above market lease value and $765,565 of below market lease value, which are amortized to rental income. See Note d.

j. Reflects the adjustment to the historical weighted average number of shares of common stock outstanding to reflect the acceptance of shares needed to provide for the cash purchase price of each of our 2004 and 2005 property investments. The adjustment is computed as follows:

Cash needed to acquire Enclave on the Lake	$	3,370,261
Cash needed to acquire St. Louis Place		5,025,865
Cash needed to acquire the Colorado Property		17,965,073
Cash needed to acquire Travis Tower		12,758,333
Cash needed to acquire the Pratt Building		12,843,584
Cash needed to acquire the Cyprus Building		20,645,160
Cash needed to acquire the Ashford Perimeter		18,676,064
Cash needed to acquire the Alamo Plaza		4,834,715
Cash needed to acquire the Utah Avenue Building		9,879,429
Cash needed to acquire Lawson Commons		29,852,184
Cash needed to acquire Downtown Plaza		7,082,146
Cash needed to acquire the Western Office Portfolio		32,573,596
	$	175,506,410
Net cash received from each share of common stock issued	$	8.90 (1)
Common stock needed to purchase the twelve properties listed above		19,719,821
Plus weighted average of common stock actually outstanding for the six months ended June 30, 2005 in excess of 19,719,821		2,364,839
Less historical weighted average of common stock outstanding at June 30, 2005		(20,052,434)
		2,032,227

_____

(1) Net cash received per share of common stock issued is computed as $10 gross proceeds per share less $0.70 commissions per share, $0.20 broker dealer fees per share and $0.20 organization and offering costs per share.

16

Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2004

a.   Reflects our historical operations for the year ended December 31, 2004.

b.   Reflects the combined Pro Forma results for the following properties:

Property	Acquisition Date
Enclave on the Lake	April 12, 2004
St. Louis Place	June 30, 2004
Colorado Property	August 10, 2004
Travis Tower	October 1, 2004
Cyprus Building	December 16, 2004
Pratt Building	December 17, 2004
Ashford Perimeter	January 6, 2005
Alamo Plaza	February 24, 2005
Utah Avenue Building	April 21, 2005
Lawson Commons	June 10, 2005
Downtown Plaza	June 14, 2005

c.   Reflects the historical revenues and certain expenses of the Properties.

d.   Reflects the amortization of the above and below market lease values over the remaining non-cancelable term of the leases.

e.   Represents interest expense associated with the $70,750,000 of long-term debt obtained in connection with the purchase of the Properties and the amortization of the deferred financing costs. The long-term debt bears interest at a fixed rate of 5.0765% per annum, requires monthly payments of interest only through August 2010, with monthly payments of $383,116 required beginning September 2010 and continuing to August 1, 2015, the maturity date. The deferred financing costs in the amount of $818,055 are amortized over the term of the related debt using a method which approximates the effective interest rate method.

f.   Reflects the reversal of historical property and asset management fees for the Properties.

g.   Reflects the property management fees associated with the current management of the Properties. The Properties are managed by HPT Management Services LP, our affiliate, for a fee of 3% of annual gross revenues, as defined in the property management agreement.

h.   Reflects the asset management fees associated with the Properties. The asset is managed by HPT Management Services LP, our affiliate, for an annual asset management fee of 0.6% of the asset value.

i. Reflects the depreciation and amortization of the Properties using the straight-line method over the estimated useful lives as follows:

Description	Allocation		Estimated Useful Life
Richardson Building			
Building	$	29,302,793	25 years
Real estate intangibles[1]		4,049,452	5.25 years
Tenant relationships		2,594,171	10.25 years
Southwest Center			
Building	$	16,073,015	25 years
Real estate intangibles[1]		2,934,023	4.67 years
Tenant relationships		569,878	9.67 years
Gateway 23 Building			
Building	$	10,359,000	25 years
Real estate intangibles[1]		1,206,940	4.42 years
Tenant relationships		787,641	9.42 years
Gateway 22 Building			
Building	$	7,353,060	25 years
Real estate intangibles[1]		1,104,064	4.42 years
Tenant relationships		755,772	9.42 years
Gateway 12 Building			
Building	$	6,319,029	25 years
Real estate intangibles[1]		490,499	6.33 years
Tenant relationships		417,344	11.33 years

_____

[1] Included in real estate intangibles is $1,627,866 of above market lease value and $765,565 of below market lease value, which are amortized to rental income. See Note d.

j. Reflects the adjustment to the historical weighted average number of shares of common stock outstanding to reflect the acceptance of shares needed to provide for the cash purchase price of each of our 2004 and 2005 property investments. The adjustment is computed as follows:

Cash needed to acquire Enclave on the Lake	$	3,370,261
Cash needed to acquire St. Louis Place		5,025,865
Cash needed to acquire the Colorado Property		17,965,073
Cash needed to acquire Travis Tower		12,758,333
Cash needed to acquire the Pratt Building		12,843,584
Cash needed to acquire the Cyprus Building		20,645,160
Cash needed to acquire the Ashford Perimeter		18,676,064
Cash needed to acquire the Alamo Plaza		4,834,715
Cash needed to acquire the Utah Avenue Building		9,879,429
Cash needed to acquire Lawson Commons		29,852,184
Cash needed to acquire Downtown Plaza		7,082,146
Cash needed to acquire the Western Office Portfolio		32,573,596
	$	175,506,410
Net cash received from each share of common stock issued	$	8.90 (1)
Common stock needed to purchase the twelve properties listed above		19,719,821
Less historical weighted average of common stock outstanding for the year ended December 31, 2004		(5,358,697)
		14,361,124

_____

(1) Net cash received per share of common stock issued is computed as $10 gross proceeds per share less $0.70 commissions per share, $0.20 broker dealer fees per share and $0.20 organization and offering costs per share.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BEHRINGER HARVARD REIT I, INC.

Dated: October 5, 2005   By: /s/ Gary S. Bresky
                                                  Gary S. Bresky
                                                  Chief Financial Officer